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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9)*

                                REVCO D.S., INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, par value of $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   761339100
            -------------------------------------------------------
                                 (CUSIP Number)

               Sheli Z. Rosenberg, Rosenberg & Liebentritt, P.C.
              Two North Riverside Plaza, Chicago, Illinois  60606
                                  312-466-3990
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                February 6, 1997
    ------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [] .

Check the following box if a fee is being paid with the statement []. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                 ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN.
           CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN SHALL HAVE
   THE SAME MEANING AS THEY HAVE IN THE SCHEDULE 13D AND AMENDMENTS THERETO.



Item 4.  Purpose of Transaction
         ----------------------

and

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

                On February 6, 1997, CVS Corporation ("CVS"), its wholly owned subsidiary, North Acquisition Corp. ("North Corp."), and the Issuer entered into an Agreement and Plan of Merger ("CVS Merger Agreement"). As an inducement and a condition to entering into the CVS Merger Agreement, CVS has required that Zell/Chilmark enter into a Stockholder Agreement with CVS ("CVS Stockholder Agreement"). Pursuant to the CVS Stockholder Agreement, Zell/Chilmark has agreed: (1) that at any meeting of the holders of the Issuer's Common Stock or in connection with any written consent of the holders of the Issuer's Common Stock, Zell/Chilmark shall vote or consent (or cause to be voted or consented) its 13,102,288 shares of Common Stock in favor of the merger as contemplated in the CVS Merger Agreement (the "Merger"); (2) not to offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to its 13,102,288 shares of Common Stock; and (3) except as contemplated in the CVS Stockholder Agreement, grant any proxies or powers of attorney, deposit its 13,102,288 shares of Common Stock into a voting trust or enter into a voting agreement with respect to its 13,102,288 shares of Common Stock. Zell/Chilmark also agreed to surrender its certificates representing its 13,102,288 shares of Common Stock to the Issuer to allow the Issuer to add the following legend to such certificates:

                 "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE
                 SUBJECT TO A STOCKHOLDER AGREEMENT DATED AS OF FEBRUARY 6, 1997 BY AND BETWEEN CVS CORPORATION AND ZELL/CHILMARK FUND, L.P. WHICH AMONG OTHER THINGS RESTRICTS THE TRANSFER AND VOTING THEREOF."

         The foregoing obligations terminate upon the earlier to occur of the CVS Merger Agreement or the effective time of the Merger. The summary contained in this Amendment to Schedule 13D of certain provisions of the CVS Stockholder Agreement is qualified in its entirety by reference to the CVS Stockholder Agreement attached hereto as Exhibit 8 and incorporated herein by reference.

         Additionally, Zell/Chilmark stated in a letter to CVS and the Issuer dated February 6, 1997 ("Affiliate's Letter Relating to Pooling") that Zell/Chilmark will not sell, transfer, or otherwise dispose of its interest in or acquire or sell any options or other securities relating to securities of the Issuer that would be intended to reduce Zell/Chilmark's risk relative to any shares of Common Stock beneficially owned by it during the period commencing on the 30th day prior to the effectiveness of the Merger and ending at such time as CVS publicly releases a report covering at least 30 days of combined operations of CVS after the Merger. The summary contained in this Amendment to Schedule 13D of certain provisions of the Affiliate's Letter Relating to Pooling is qualified in its entirety by reference to the Affiliate's Letter Relating to Pooling attached hereto as
         Exhibit 9 and incorporated herein by reference.

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Item 7.  Materials to Be Filed as Exhibits
         ---------------------------------

         Exhibit 8 - Stockholder Agreement dated February 6, 1997 between Zell/Chilmark and CVS.

         Exhibit 9 - Letter from Zell/Chilmark to CVS and the Issuer, dated February 6, 1997.

                                   SIGNATURES

After reasonable inquiry, and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   Zell/Chilmark Fund, L.P.


                                   By: ZC Limited Partnership, general partner


                                   By: ZC Partnership, general partner
Dated: February 12, 1997

                                   By: ZC Inc., a partner


                                   By: /s/ Shelli Z. Rosenberg
                                       --------------------------------------
                                       Sheli Z. Rosenberg
                                       Vice President

                                 EXHIBIT INDEX







EXHIBIT NUMBER                DESCRIPTION                PAGE
--------------  ---------------------------------------  ----
      1         Merger Agreement dated February 4, 1992   *

      2         Amended and Restated Standby Purchase     *
                Agreement dated April 17, 1997

      3         Stockholder's Agreement dated as of       *
                June 1, 1992

      4         Registration Rights Agreement dated as    *
                of June 1, 1992

      5         Pages 108-110 of Preliminary              *
                Prospectus dated November 9, 1992

      6         Standby Purchase Agreement dated          *
                December 15, 1992

      7         Stockholder Agreement dated November      *
                29, 1995

      8         CVS Stockholder Agreement dated           6
                February 6, 1997

      9         Letter from Zell/Chilmark to CVS and     15
                Issuer dated February 6, 1997

*  Previously filed.